Exhibit 99.2

Media Release

Planegg/Munich, Germany, February 19, 2019

Simon Moroney, CEO and Co-Founder of MorphoSys,

Announces His Intention to Retire

Simon Moroney, CEO and co-founder of MorphoSys AG (FSE: MOR; Prime Standard Segment, TecDAX & MDAX; NASDAQ: MOR), informed the Company’s Supervisory Board today that he has decided not to renew his contract as a member of the company’s Management Board. As a result of his decision, Dr. Moroney will step down as CEO on expiry of his current contract on June 30, 2020, or when a successor is appointed, whichever comes sooner.

In accepting Dr. Moroney’s decision, Dr. Marc Cluzel, Chairman of the Supervisory Board of MorphoSys said, “On behalf of the entire Supervisory Board, I want to extend my deep appreciation to Simon for his extraordinary vision and leadership over the past 27 years. His tireless efforts for MorphoSys have contributed substantially to making it the biopharmaceutical success story that it is today. Simon has played a central role in establishing MorphoSys as a major force in the field of therapeutic antibodies and has put it firmly on track to becoming a fully integrated company. He leaves MorphoSys in a very strong position to continue its successful growth trajectory.”

Dr. Moroney said, “I am immensely proud of everything we’ve achieved over the past 27 years since MorphoSys was founded. The company is poised to make great strides in the execution of its strategy and I have every confidence in its future. After dedicating such a long time to MorphoSys, I am looking forward to having more time for other interests, and to exploring new opportunities. I would like to thank everyone who has worked for MorphoSys for their contributions over the years and wish my colleagues well in their ongoing efforts to discover and develop innovative new treatments for patients suffering from serious diseases.”

About Simon Moroney

Dr. Moroney co-founded MorphoSys in 1992, becoming Chief Executive Officer in 1994, a position that he has filled until the present time. Under his leadership, MorphoSys has grown to become one of the biopharmaceutical industry’s most important companies, with one of the broadest pipelines of drug candidates.

Prior to founding MorphoSys, Dr. Moroney held academic positions at the University of Cambridge, England, the University of British Columbia, Canada, the ETH Zürich, Switzerland and Harvard Medical School. While at Harvard Medical School he worked for ImmunoGen Inc. He received his D. Phil in chemistry as a Commonwealth Scholar at the University of Oxford in 1984 and an M.Sc with 1st class honours in chemistry from the University of Waikato in his native New Zealand in 1981.

Awards include the State Medal for Outstanding Services to the Bavarian Economy (2009), World Class New Zealand Award for Biotechnology (2006) and the German Cross of the Order of Merit (Bundesverdienstkreuz am Bande) (2004).

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, MOR208, has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has approximately 320 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

Bavencio® is a registered trademark of Merck KGaA.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, in particular Dr. Moroney’s decision not to renew his contract as a member of the company’s Management Board. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’s expectations regarding the anticipated appointment and upcoming tasks of a new President of MorphoSys US Inc., the build-up of MorphoSys’s U.S. subsidiary and of commercial capabilities, in particular with respect to the planned development of MOR208 towards approval and commercialization may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that MorphoSys may fail to obtain regulatory approval for MOR208 and that data from MorphoSys’s ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), MorphoSys’s reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Alexandra Goller

Director Corporate Communications & IR

Jochen Orlowski

Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com